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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 26 2015 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 21215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers & Investors Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 N. 78th Street, Suite G3
(No. and Street)

Kansas City	Kansas	66112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerrod Foresman — 913-299-5008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300	Kansas City	Missouri	64111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED 2015 FEB 26 PM 2:33 SEC / MR

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jerrod Foresman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers & Investors Co., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Samantha Lee Michelle Kanawyer
NOTARY PUBLIC
My Appt. Exp. 4-08-2015
STATE OF KANSAS

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bankers & Investors Co.

Table of Contents

December 31, 2014

SAMYN & MARTIN, L.L.C.

Board of Directors
Bankers & Investors Co.
Kansas City, Kansas

Report of Independent Registered Public Accounting Firm

We have audited the accompanying financial statements of Bankers & Investors Co. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014 and the results of its operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
February 20, 2015

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Bankers & Investors Co.
Statement of Financial Condition
December 31, 2014

Assets		
Current assets:		
Cash and cash equivalents	$	199,671
Receivable from clearing account		25,356
Accounts receivable		37,879
Prepaid expense		19,660
Total current assets		282,566
Office furniture and equipment, net of accumulated depreciation of $28,914		-
Other assets:		
Goodwill		384,797
Total other assets		384,797
	$	667,363
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	165,908
Payable to parent company related to income tax allocation		5,210
Total current liabilities		171,118
Commitments:		
Shareholder's equity:		
Common stock, no par value, 100,000 shares authorized, 87,000 issued and outstanding		32,131
Additional paid-in capital		490,897
Retained deficit		(26,783)
Total shareholder's equity		496,245
	$	667,363

See notes to financial statements.

Bankers & Investors Co.
Statement of Operations and Changes in Stockholders' Equity
For the Year Ended December 31, 2014

Revenues:		
Commissions income	$	1,710,941
Interest income		5,435
Other income		6,081
		1,722,457
Expenses:		
Depreciation		-
General & administrative		1,685,464
		1,685,464
Income before income taxes		36,993
Provision for income tax expense		(15,000)
Net income	$	21,993

Retained deficit - December 31, 2013	$	(48,776)
Net income		21,993
Retained deficit - December 31, 2014	$	(26,783)

See notes to financial statements.

Bankers & Investors Co.
Statement Of Cash Flows
For the Year Ended December 31, 2014

Operating activities:		
Net income	$	21,993
Adjustments to reconcile net income to cash flows used in operating activities:		
Depreciation		-
Change in assets and liabilities-		
Prepaid expense		1,592
Accounts receivable		45,699
Accounts payable		24,107
Payable to parent company related to income tax allocation		1,000
Cash provided by operating activities		94,391
Increase in cash		94,391
Cash, December 31, 2013		105,280
Cash, December 31, 2014	$	199,671
Supplemental cash flow information:		
Interest paid	$	209
Income taxes paid	$	14,000

See notes to financial statements.

Bankers & Investors Co.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2014

There were no liabilities subordinated to the claims of creditors at the beginning of, end of or at any time during the year ended December 31, 2014.

See notes to financial statements.

Bankers & Investors Co.
Notes to Financial Statements
December 31, 2014

1. Description of Business and Summary of Significant Accounting Policies

Description of Business:
Bankers & Investors Co. (the "Company") is a full service securities broker providing investment advisory and other related services to clients in the Midwestern United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor. The Company is a wholly-owned subsidiary of Valley View Bancshares, Inc.

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Furniture, Software and Equipment:
Furniture, software, and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets are charged against earnings in the period in which they are incurred. Depreciation is calculated on straight-line methods using estimated useful lives of three to five years. Depreciation expense for the year ended December 31, 2014 was $0 and all furniture, software, and equipment is fully depreciated as of December 31, 2014.

Long-lived Assets:
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of December 31, 2014, there had been no impairment in the carrying value of long-lived assets.

Income Taxes

The Company files consolidated Federal and State income tax returns with its parent, Valley View Bancshares, Inc. In conformity with this treatment, the Company records an income tax expense or benefit, paid to or received from its parent monthly. The amount is calculated based on the Company's financial statement income or loss, multiplied by what is estimated to be a reasonable aggregate Federal and State income tax rate, approximately 40%, for the consolidated return. As of December 31, 2014, there are no current or deferred income tax assets or liabilities. Income tax expense was $15,000 for the year ended December 31, 2014.

Cash Equivalents:

The Company's cash equivalents consist principally of cash and money market accounts with financial institutions with an original maturity of three months or less.

Revenue Recognition:

Revenue from securities and product sales is recognized on a gross basis when the clearing facility or the investment company settles the transaction and related commissions are earned. Interest and other income are recognized when earned. Expenses are recorded when the obligation is incurred.

Financial Instruments:

The carrying value of the Company's cash and cash equivalents, accounts receivable, prepaid expenses, and accounts payable approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. See Note 6 for further details.

2. Goodwill

The company has recorded goodwill "pushed down" from its parent company, Valley View Bancshares, Inc. Goodwill represents the excess of the purchase price of the parent's investment in the Company over the net book value of the Company's assets and liabilities at the date of purchase. The goodwill is tested for impairment at least annually. For the year ended December 31, 2014, management determined through such testing that the goodwill did not require impairment.

3. Net Capital Requirements and SIPC Assessment

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At

December 31, 2014, the Company had net capital of $72,275 and a net capital ratio of 2.37 to 1.

4. **Related Party Transactions**

The Company paid its parent $321,151 in networking agreement fees for the year ended December 31, 2014 representing occupancy costs at various bank locations.

The Company had a payable to its parent in the amount of $5,210 as of December 31, 2014 related to its income tax allocation.

Various administrative and personnel costs were paid directly by the Company's parent during the year ended December 31, 2014. The parent bills the Company for these costs with no mark-up and the Company reimburses the parent on a monthly basis.

5. **Commitments, Contingencies, and Guarantees**

At December 31, 2014, the Company had not entered into any purchase or sales commitments and had no commitments, contingencies, or guarantees.

6. **Fair Value Measurements**

The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

The level 1 asset for the Company is cash.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are

observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

The Level 2 assets for the Company includes restricted cash, accounts receivable, and the liabilities including accounts payable and payable to the parent company. Due to the short term nature of its payables, the Company estimates the fair value of these assets and liabilities at their current basis.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Fair Value
Cash	$ 199,671	$ -	$ -	$ 199,671
Accounts receivable	-	37,879	-	37,879
Accounts payable	-	165,908	-	165,908
Payable to parent	-	5,210	-	5,210

7. Concentrations

During the year ended December 31, 2014, 92% of our total revenues were produced by nine representatives. Those nine accounted for 18%, 14%, 14%, 11%, 9%, 7%, 7%, 6%, and 6% of total revenue, respectively. No other representative accounted for more than 5% of the total revenues.

8. Subsequent Events

The Company has evaluated all subsequent events through February 20, 2015, the date the financial statements were issued, and has no events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Bankers & Investors Co.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net Capital:		
Total shareholder's equity	$	496,245
Ownership equity not allowable for net capital:		
Office furniture and equipment, net		-
Accounts receivable over 30 days		19,513
Excess cash held with affiliates		-
Goodwill		384,797
Prepaid expenses		19,660
Net capital before haircuts on investments		72,275
Haircuts on investments		-
Net capital	$	72,275 **
Aggregate indebtedness	$	171,118
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	11,408
Excess of net capital	$	60,867
Ratio : aggregate indebtedness to net capital		2.37

** A reconciliation between the audited computation of Net Capital and the unaudited computation as provided in the Part IIA FOCUS report was not needed as both computations produce the same Net Capital amount.

Bankers & Investors Co.
Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

SAMYN & MARTIN, L.L.C.

Report of Independent Registered Public Accounting Firm on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Bankers & Investors Co.
Kansas City, Kansas

In planning and performing our audit of the financial statements of Bankers & Investors Co. (the "Company") as of and for the year ended December 31, 2014, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
February 20, 2015

Statement of Assessment and Payments to SIPC

SAMYN & MARTIN, L.L.C.

Board of Directors
Bankers & Investors Co.
Kansas City, Kansas

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Bankers & Investors Co. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board(United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin LLC

Samyn & Martin, LLC
Kansas City, Missouri
February 20, 2015

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Bankers & Investors Co.
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2014

Total Revenue			
January to June 2014	955,854		
July to December 2014	766,603		
			1,722,457
Direct Expenses			
January to June 2014	15,440		
July to December 2014	18,225		
		33,665	
Interest Expense			
January to June 2014	134		
July to December 2014	75		
		209	
Total Deductions			33,874
SIPC Net Operating Revenues			1,688,583
General Assessment @ .0025			4,221
Total due for the year ended December 31, 2014			4,221
July 28, 2014 payment to SIPC			2,351
January 21, 2015 payment to SIPC			1,870
Total paid for the year ended December 31, 2014			4,221

Exemption Review Report

SAMYN & MARTIN, L.L.C.

Board of Directors

Bankers & Investors Co.

Kansas City, Kansas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying letter dated January 6, 2015, in which (A) Bankers & Investors Co. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: provision (2)(ii) and (B) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samyn & Martin LLC

Samyn & Martin, LLC
Kansas City, Missouri
February 20, 2015

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Bankers & Investors Co.

Member FINRA/SIPC

January 6, 2015

U.S. Securities and Exchange Commission
1801 California Street
Suite 4800
Denver, CO 80202

RE: SEA Rule 17a-5(d)(4) Exemption Report

Bankers & Investors Co. (the "Company") is a registered broker-dealer (SEC #8-21215) subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) under the following provisions of 17 C.F.R. § 240.15c3-3(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Bankers & Investors Co., as an introducing broker/dealer, clears all transactions with and for customers on a fully disclosed basis with the clearing broker/dealer, Southwest Securities, Inc., and promptly transmits all customer funds and securities to Southwest Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker/dealer.

Our firm also maintains contractual relationships with several mutual fund and insurance companies and promptly transmits all customer funds and securities to the respective company which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4.

1300 N. 78th Street, Suite G3, Kansas City, KS 66112 (913) 299-5008

Further, we have engaged continuously, since November 10, 2009 the certified auditing firm of Samyn & Martin, LLC. 411 Valentine, Suite 300, Kansas City, MO 64111 as a PCAOB qualified firm to prepare each year's financial audit including this year's December 31, 2014 audit.

I, Jerrod L. Foresman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Jerrod L. Foresman
President